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UNI
SECURITIES AND
Washin

09058906

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50789

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CRT Trading, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Enterprise Ave
(No. and Street)

Geneva	Illinois	60134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Somara C. Zwick — 630-406-6411
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Somara C. Zwick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRT Trading, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
27th day of February, 2009

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Somara C. Zwick
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen
Certified Public Accountants

CRT Trading, LLC

Statement of Financial Condition Report

December 31, 2008

(Filed as PUBLIC information pursuant to rule 17a-5(d)
under the Securities and Exchange Act of 1934.)

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
CRT Trading, LLC
Geneva, Illinois

We have audited the accompanying statement of financial condition of CRT Trading, LLC (the "Company") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CRT Trading, LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 25, 2009

CRT Trading, LLC

Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	9,071
Receivables from clearing broker		6,087,556
Securities owned		5,979,970
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $1,479,627		210,539
Other assets		28,651
Total assets	$	12,315,787
Liabilities and Member's Equity		
Liabilities		
Securities sold, not yet purchased	$	6,433,297
Accrued employee compensation and benefits		641,912
Accounts payable and accrued expenses		70,053
Total liabilities		7,145,262
Member's equity		5,170,525
Total liabilities and member's equity	$	12,315,787

See Notes to the Statement of Financial Condition.

Note 1. Organization and Nature of Business

CRT Trading, LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company engages in the business of conducting proprietary trading activities. The Company is a limited liability company registered in the State of Delaware. The Company is wholly owned by CRT Holdings, LLC (the "Member"), which is controlled by Joseph J. Ritchie.

The Company has entered into agreements with unrelated broker-dealers to process and clear all of the Company's securities and derivative transactions. Substantially all of the Company's securities and substantially all of its capital are held by such broker-dealers to facilitate the Company's trading activities.

The Company became a limited liability company in the state of Delaware in December, 2006; from 1997 until that time it was a Cayman Island Company formerly known as Ritchie Capital Investments, Ltd. The operating agreement provides that the Company will continue until dissolved by the Member.

Note 2. Summary of Significant Accounting Policies

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from clearing broker: Receivables from clearing broker include net receivables and payables for unsettled trades and cash and margin balances held at the clearing broker. The Company's clearing broker charges the Company interest based upon the federal funds rate computed on a daily basis for any margin borrowings. Additionally, the Company earns interest from its clearing brokers based upon the federal funds rate computed on a daily basis on credit balances.

Fair value of financial instruments: Securities transactions and the related revenue and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at fair value with related changes in unrealized appreciation or depreciation reflected in trading gains. Fair value is generally based on published market prices.

Furniture, equipment, and leasehold improvements: Fixed assets include computer equipment, furniture and fixtures, and leasehold improvements, and are carried at cost, less accumulated depreciation and amortization. Computer equipment, furniture and fixtures are depreciated using the straight-line method over the estimated useful lives of the assets, and leasehold improvements are amortized over the shorter of the estimated useful life or the life of the lease. Computer equipment is depreciated over an estimated useful life of five years, and furniture and fixtures over seven years. Leasehold improvements are amortized over an estimated useful life of five years.

Interest and dividends: Dividend income and expense are recognized on the ex-dividend date. Interest income and expense are recognized on an accrual basis.

Income taxes: The Company is a single-member LLC and not separately liable for income taxes. The Member is responsible for the taxation of income or loss of the Company and, therefore, no provision for taxes is made in the accompanying statement of financial condition.

Note 2. Summary of Significant Accounting Policies (continued)

New accounting pronouncements: In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and has not yet determined if the adoption of FIN 48 will have a material effect on its statement of financial condition.

In March 2008, the FASB released Statement of Financial Accounting Standard No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Such disclosures include a description of (a) how and why an entity uses derivative instruments, (b) how derivative instruments are accounted for, and (c) how derivative instruments affect an entity's financial position, financial performance, and cash flows. The Statement requires qualitative disclosures about objectives and strategies for using derivatives and quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with earlier application encouraged. SFAS 161 is effective for the Company in its year ending December 31, 2009. This Statement encourages, but does not require comparative disclosures for earlier periods at initial adoption. As this pronouncement is only disclosure related, it will not have an impact on the financial position.

Note 3. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2008, securities owned and securities sold, not yet purchased, by the Company were comprised as follows:

	Owned	Sold, Not Yet Purchased
Equities	$ 3,622,590	$ 6,433,297
Exchange traded funds	2,357,380	-

Securities owned are generally pledged to the clearing brokers on terms that permit those parties to sell or repledge the securities to others, subject to certain limitations.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities at the contracted price and, thereby, create a liability to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

Note 4. Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements,* (SFAS 157) issued by the FASB. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Note 4. Fair Value of Financial Instruments (continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities and exchange-traded funds traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Fair Value Measurements as of December 31, 2008			
Description	Level 1	Level 2	Level 3	Total
Assets:				
Securities Owned				
Equities	$ 3,622,590	$ -	$ -	$ 3,622,590
Exchange traded funds	2,357,380	-	-	2,357,380
Liabilities:				
Securities Sold, Not Yet Purchased				
Equities	$ 6,433,297	$ -	$ -	$ 6,433,297

Note 5. Fixed Assets

At December 31, 2008, fixed assets consist of computer equipment with a net book value of $200,822, and furniture and fixtures with a net book value of $9,717.

Note 6. Related-Party Transactions

Fox River Financial Resources, Inc. ("Fox River"), a subchapter S corporation wholly owned by Joseph J. Ritchie, provides certain management services, such as payroll processing, accounting, and other administrative services. During the year, the Company borrowed $2,000,000 from the Member, without interest. The loan was fully repaid prior to year-end.

The Company incurred and paid consulting fees to a company fifty percent owned by CRT Capital, LLC which is a wholly owned subsidiary of the Member, for IT programming development and services.

Note 7. Commitments and Contingencies

In the normal course of the business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred.

Note 8. Market and Credit Risk

Market risk is the potential for changes in the value of financial instruments due to market changes, including interest and foreign exchange rate movements, and fluctuations in security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the assets are traded. The Company manages its exposure to market risk through various analytical monitoring techniques.

As of December 31, 2008, the Company clears all of its trades through Goldman Sachs Execution and Clearing, L.P. ("GSEC"). In the event GSEC does not fulfill its obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing broker.

The Company is required to maintain a balance of $1,000,000 with its clearing broker.

The Company maintains deposits at a bank in excess of federally insured limits. The Company does not anticipate nonperformance by the bank and has a policy of monitoring, as considered necessary, the creditworthiness of the bank.

Note 9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $3,310,591 and $100,000, respectively. The Company's ratio of aggregate indebtedness to capital was 0.22 to 1.

Note 10. Subsequent Events

In a letter dated January 15, 2009, the Company requested approval to distribute $2,000,000 of excess capital to its Member for discretionary use. Approval was received and a total of $1,750,000 was distributed as of January 31, 2009; the remainder was not distributed.